Exhibit 1.02(a)

DOMESTIC OPERATING COMPANIES’ CONFLICT MINERALS REPORT

PART 1: INTRODUCTION

This is the Conflict Mineral Report (“CMR”) for calendar year 2013 (except for conflict minerals that were located outside of the supply chain) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) prepared by Sears Holdings Corporation (“Sears Holdings”), which is a holding company that conducts operations through its subsidiaries and is the parent company of Kmart Holding Corporation, Sears, Roebuck and Co., and, during calendar year 2013, Lands’ End, Inc. (collectively, the “Domestic Operating Companies”). Sears Holdings also owns a 51% of the outstanding commons shares of Sears Canada Inc. (“Sears Canada”).

This CMR, together with the Conflict Minerals Policy of the Domestic Operating Companies, is available via the following URL: http://www.searsholdings.com/compliance/conflict-minerals.

Sears Canada files reports under the Exchange Act as a Canadian foreign private issuer, is subject to Rule 13p-1, and has prepared and filed a conflict minerals report relating to its own activities for the calendar year ending December 31, 2013(“Sears Canada CMR”) as an exhibit to its Form SD filed with the Commission on June 2, 2014 (“Sears Canada Form SD”). The conflict mineral disclosures relating to Sears Canada are not set out in this document; rather such information is incorporated herein by reference to the Sears Canada CMR, filed with the Commission as Exhibit 1.02 to the Sears Canada Form SD (Commission File Number 000-54726) on June 2, 2014. The Sears Canada CMR, together with the Sears Canada Conflict Minerals Policy, is available on the Sears Canada website at http://www.searscsr.ca/Our-Products/Ethical-Sourcing.

Information contained on, or accessible through, internet websites is not a part of this Report.

PART I.A: REASONABLE COUNTRY OF ORIGIN INQUIRY

As it relates to the Reasonable Country of Origin Inquiry (“RCOI”) contemplated by Rule 13p-1, the Tier 1 Suppliers of the Domestic Operating Companies were engaged to collect information regarding the presence and sourcing of gold, tantalum, tin and tungsten (“3TG”) used in the proprietary/private label and exclusive products (“Products”) procured by one or more of the Domestic Operating Companies for retail sale. The Domestic Operating Companies utilized the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”) for data collection. Information was collected and stored using an online platform. As referred to throughout this CMR, a Domestic Operating Company’s “Supplier” is that entity which is commissioned to provide the Products to one or more of the Domestic Operating Companies for retail sale.

For the period of this CMR, the Domestic Operating Companies accepted Suppliers’ completed, company level, EICC-GeSi Templates covering each of their Products. The Domestic Operating Companies do not influence the manufacturing process for many of their proprietary/private label or exclusive Products procured for retail sale. As such those Suppliers or their individual Products, as applicable, were reviewed, using the RILA (defined below) decision tree, over the span of the reporting period for exclusion from the RCOI process.

PART I.B: SUPPLIER ENGAGEMENT/COMPLIANCE PROGRAM CREATION

PART I.B.1: SUPPLIER ENGAGEMENT

The following section represents the activity undertaken by Domestic Operating Companies with respect to Supplier engagement:

•	Introductory emails were sent to Tier 1 Suppliers describing the compliance requirements and requesting conflict minerals information. Suppliers were also provided access to training.
•	Following the initial introductions, up to three reminder emails were sent to each non-responsive Supplier requesting that the EICC-GeSI Template be completed.
•	Suppliers who remained non-responsive to these email reminders were contacted by phone and offered assistance. This assistance included, but was not limited to, further information about the Domestic Operating Companies Conflict Minerals Compliance Program, an explanation of why the information was being collected, a review of how the information would be used, and clarification regarding how the required information could be provided.
•	Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which Products were stated to contain or not contain 3TG necessary to the functionality or production of the Product, as well as the origin of those materials.
•	Additional Supplier outreach was conducted to address issues including implausible statements regarding no presence of 3TG, incomplete data on EICC-GeSI Templates, responses that did not identify smelters or refiners, responses that indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but at this time, not verified as such through further analysis and research.

PART I.B.2: COMPLIANCE PROGRAM CREATION

•	Assembled an internal team to support Rule 13p-1.
•	Incorporated compliance language into all merchandise contracts.
•	Established a system of controls and transparency over the mineral supply chain by utilizing the OECD guidance and EICC-GeSI Template.
•	Implemented internal measures taken to strengthen engagement with Suppliers through ongoing training efforts of the Domestic Operating Companies’ merchant groups and Suppliers.
•	Established a company-level and industry-wide, grievance mechanism through creation of a conflict minerals specific email, and identified alternate mechanisms already available both internally and externally.
•	Actively participated in the Retail Industry Leaders Association (“RILA”)

PART II: DUE DILIGENCE

PART II.A: DESIGN OF DUE DILIGENCE

The Domestic Operating Companies’ due diligence framework was designed in conformance with the Organization for Economic Cooperation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements.

PART II.B DUE DILGENCE MEASURES PERFORMED

The Domestic Operating Companies’ due diligence measures included reviewing the Smelters or Refiners (each a “SOR”, collectively “SORs”) identified in the supply chain for the Products based on Supplier responses on the EICC-GeSi Survey and comparing the SORs identified to information collected via an independent conflict free smelter validation program such as the EICC and GeSI Conflict Free Smelter Program.

PART II.C: RISK MITIGATION/FUTURE DUE DILIGENCE MEASURES

For future reporting periods, the Domestic Operating Companies’, other than Lands’ End, Inc. which was divested on April 4, 2014, will endeavor to improve upon its supply chain due diligence efforts and expand the scope of its due diligence by reviewing and assessing the source and chain of custody of 3TG within its supply chain and working with its Suppliers to increase transparency of their supply chain. The Domestic Operating Companies will continue to validate SOR information from its’ Suppliers against certified lists, and will also continue to monitor and support organizations that are committed to SOR compliance initiatives. The Domestic Operating Companies may expand or narrow the scope of future due diligence measures based on modifications to and interpretations of Rule 13p-1.

This CMR contains forward-looking statements, including, in particular, statements about our future plans to improve due diligence. These forward-looking statements are based on information available to us as of the date of this CMR and are based on management’s current views and assumptions. These forward-looking statements also involve a number of known and unknown risks, uncertainties, and other factors that could cause actual events to differ materially from our expectations. Such risks and uncertainties include the veracity of information directly or indirectly provided to us by others and expectations regarding future smelter-refiner participation in conflict-free verification regimens. Except as may be required by law, we undertake no obligation to update forward-looking statements to reflect future events or circumstances.

PART III: PRODUCT DESCRIPTION

The Domestic Operating Companies contract to manufacture Products that contain 3TG, across many Product categories such as home appliances, consumer electronics, tools, sporting goods, outdoor living, lawn and garden equipment, seasonal merchandise, automotive products such as tires and batteries, home fashion products, as well as apparel, footwear, jewelry and accessories under such well-known labels such as Kenmore, Craftsman, DieHard, Lands’ End, Covington, Apostrophe, Canyon River Blues, Jaclyn Smith, Joe Boxer and several other brands. The foregoing is not an exhaustive list of all the Domestic Operating Companies’ product categories or Domestic Operating Companies’ brands and should not be relied up as such.

The Domestic Operating Companies’ efforts to determine the mine(s) or location of origin with the greatest possible specificity include the due diligence measures described above.

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